SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Secured Investment Resources Fund, L.P. II
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                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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     Transaction Valuation: $2,000,000(1)    Amount of Filing Fee: $400(2)
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(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2)  Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable     Filing party:  Not Applicable
     Form or registration no.:  Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited partnership, to purchase up to 20,000 units ("Units") of limited partnership interests in Secured Investment Resources Fund, L.P. II (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 4.    TERMS OF THE TRANSACTION.

     The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Friday, June 3, 2005, unless the Offer is extended.

ITEM 11.   ADDITIONAL INFORMATION.

     Reference is hereby made to the entire text of the Letter to Unit Holders dated May 25, 2005, filed as Exhibit 12.9 hereto, which is incorporated herein by reference.

ITEM 12.   EXHIBITS.

     12.9     Letter to Unit Holders dated May 25, 2005.

     12.10    Press Release dated May 25, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2005


                                          MILLENIUM MANAGEMENT, LLC


                                          By: /S/ W. ROBERT KOHORST
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                                              W. Robert Kohorst
                                              President